Exhibit 3.13

SERIES DESIGNATION OF

LANDA APP 2 LLC - 215 CLEARVIEW CIRCLE MCDONOUGH GA LLC,

A SERIES OF LANDA APP 2 LLC

In accordance with the Amended and Restated Limited Liability Company Agreement of Landa App 2 LLC, a Delaware series limited liability company (the “Company”)(the “Agreement”), and upon the completion of this Series Designation by the Company and Landa Holdings, Inc. in its capacity as manager of the Company and of the Series, this Series Designation shall be attached to, and deemed incorporated in its entirety into, the Agreement as the “Landa Series 215 Clearview Circle Designation”.

Name of Series	Landa App 2 LLC - 215 Clearview Circle McDonough GA LLC (also referred to herein as “Landa Series 215 Clearview Circle”), a protected series of the Company (the “Series”).

Effective Date of Establishment	May 2, 2022

Property	The Property located at 215 Clearview Circle, McDonough, GA, 30253.

Manager	Landa Holdings, Inc.

Management Fee and Other Fees	A monthly management fee expected to be 8% of the Gross Monthly Rent. The Monthly Management Fee may be changed at any time, in the sole discretion of the Manager, but at no time, will it exceed 10% of the Gross Monthly Rent.

Issuance	The maximum number of membership interest, or “Shares,” the Series can issue is 10,000.

Fiscal Year End	December 31

Broker of Record	Dalmore Group, LLC

Broker Fees	1%, in cash, of the purchase price of the Shares sold in the offering of the Series’ Shares.

Liquidation	As set forth in the Agreement

Other	N/A